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October 2, 1997

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:  MML Bay State Life Insurance Company and MML Bay State Variable Life
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     Separate Account I, File No. 333-23579
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Dear Commissioners:

MML Bay State Life Insurance Company ("MML Bay State") filed the above referenced Registration Statement with the Commission on March 19, 1997. On or about July 25, 1997, MML Bay State filed Pre-Effective Amendment No. 1 to the above referenced Form S-6 Registration Statement.

By this letter, Registrant hereby requests withdrawal of the above referenced Registration Statement and Pre-Effective Amendment No. 1 to the Registration Statement.


Very truly yours,

MML Bay State Life Insurance Company, Depositor
MML Bay State Variable Life Separate Account I, Registrant


By:  /s/ ANNE MELISSA DOWLING
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     Anne Melissa Dowling
     Senior Vice President